Exhibit 99.2

ACREAGE HOLDINGS, INC.

CSE: ACRG.U

OTCQX: ACRGF

FSE: 0VZ

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 7, 2019

PURPOSES OF SOLICITATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ACREAGE HOLDINGS, INC. (formerly, Applied Inventions Management Corp.) (the “Corporation”) of proxies to be used at the annual general and special meeting (the “Meeting”) of the holders (the “Subordinate Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”), the holders (the “Proportionate Shareholders”) of proportionate voting shares (the “Proportionate Voting Shares”) and the holders (the “Multiple Shareholders” and together with the Subordinate Shareholders and the Proportionate Shareholders, the “Shareholders”) of multiple voting shares (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares and the Proportionate Voting Shares, the “Shares”) of the Corporation will be held at the New York Athletic Club, 180 Central Park S, New York, NY 10019 on Tuesday, May 7, 2019 at 10:00 a.m. (EST), and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”).  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Circular”), the form of proxy for the meeting, the annual financial statements of the Corporation for the financial year ended December 31, 2018 and related management’s discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”) to the beneficial owners of the Shares held of record by such parties.  The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation.  The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Shares who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Shares (“Registered Shareholders”) and beneficial owners of Shares (the “Non-Registered Holders”) for the Meeting.  The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form, in each case enabling them to vote at the Meeting.  However, instead of a paper copy of the Meeting Materials, Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders.  Shareholders are reminded to view the Meeting Materials prior to voting.  Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com or on the website of Odyssey Trust Company (the “Transfer Agent”), the Corporation’s transfer agent and registrar, at https://odysseytrust.com/Transfer-Agent/Meeting-Documents-AcreageHoldingsInc.  The Meeting Materials will remain posted on the Transfer Agent’s website at least until the date that is one year after the date the Meeting Materials were posted.  The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules.

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Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Transfer Agent’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call the Corporation’s transfer agent and registrar, Odyssey Trust Company, toll free at 1-888-290-1175. Any requests for material received before the meeting date should be fulfilled within 3 business days.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Shares of such Registered Shareholder at the Meeting.  In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form(s)of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy.  The persons named in the enclosed form(s) of proxy are officers or directors of the Corporation.  A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM(S) OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.  A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 10:00 a.m. (EST) on May 3, 2019 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the applicable form(s) of proxy is to be used.  A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail or Hand Delivery:	Odyssey Trust Company 323 – 409 Granville Street, Vancouver BC V6C 1T2
Facsimile:	1.800.517.4553
By Internet:	https://www.shareholderaccountingsoftware.com/odyssey/pxloginYou will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (British Columbia), by electronic signature, to: (i) the head office of the Corporation, located at 366 Madison Avenue, 11th Floor, New York, New York, 10017 at any time prior to 10:00 a.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof; (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

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ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name.  Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting.  Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a “Clearing Agency”) of which the Intermediary is a participant.  Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent.  Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”).  Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs.  If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Shares on your behalf.

The Corporation's OBOs can expect to be contacted by their Intermediary.

Voting by Non-Registered Holders

The Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder.  Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Shares on behalf of Non-Registered Holders.  Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy.  The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a “VIF”). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

OR

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B.	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Shares beneficially owned by such Non-Registered Holder and vote such Shares as a proxyholder.  A Non-Registered Holder who wishes to attend the Meeting and to vote their Shares as proxyholder for the Registered Shareholder who holds Shares beneficially owned by such Non-Registered Holder, should: (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's or its nominees name in the blank space provided.  Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

Attendance at the Meeting

Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. All Registered Shareholders or the persons they appoint as their proxies will need to provide valid government-issued photo identification, such as a driver’s license or passport, and, if applicable, a property completed form of proxy in order to gain admission to the Meeting. Alternatively, you can contact the office of the Corporate Secretary at corporatesecretary@acreageholdings.com to request an admission ticket in advance of the Meeting, which will be sent to you upon our confirmation that you meet the above noted criteria.

Directions to the New York Athletic Club are available in the Investor Relations section of the Corporation’s website at investors.acreageholdings.com. If you have questions regarding admission to the Meeting you may contact the office of the Corporate Secretary at:

Acreage Holdings, Inc.

Office of the Corporate Secretary

366 Madison Ave, 11th Floor

New York, NY 10017

corporatesecretary@acreageholdings.com

Please include the following information with your inquiry:

•	Your name and complete mailing address;
•	Your email address; and
•	Proof that you own the Corporation’s Shares (such as a letter from your bank or broker or a photocopy of a current brokerage or other account statement).
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VOTING OF PROXIES

More than one of the following forms of proxy accompany this Circular for use at the Meeting by Shareholders:

•	holders of Subordinate Voting Shares should complete and return the form of proxy printed on blue paper;
•	holders of Proportionate Voting Shares should complete and return the form of proxy printed on yellow paper;
•	holders of Multiple Voting Shares should complete and return the form of proxy printed on green paper; and
•	Shareholders who hold two or more of the Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares should complete and return ALL APPLICABLE forms of proxy,

all in accordance with the instructions set out in the Notice of Meeting, notice-and-access notification and this Circular and the accompanying form(s) of proxy.

The holders of Subordinate Voting Shares will be entitled to one (1) vote in respect of each Subordinate Voting Share held, the holders of Proportionate Voting Shares will be entitled to forty (40) votes in respect of each Proportionate Voting Share held and the holders of Multiple Voting Shares will be entitled to three thousand (3,000) votes in respect of each Multiple Voting Share held.

All Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form(s) of proxy will vote in favour of all the matters set out thereon.

The enclosed form(s) of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Corporation knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, no director or executive officer of the Corporation, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

STRUCTURE OF THE CORPORATION

The Corporation’s operating subsidiary is High Street Capital Partners, LLC (“HSCP”), in which the Corporation acquired its interest pursuant to a reverse takeover business combination transaction (the “RTO”) completed on November 14, 2018 pursuant to a Business Combination Agreement (the “Definitive Agreement”) between Applied Inventions Management Corp. (the name of the Corporation prior to completion of the RTO), HSCP, Acreage Finco B.C. Ltd., HSCP Merger Corp., Acreage Holdings America, Inc. (“USCo”) and Acreage Holdings WC, Inc. (“USCo2”) dated September 21, 2018. HSCP is a Delaware limited liability corporation, or LLC, rather than a corporation. Unlike a corporation, generally all profits and losses of the business carried on by an LLC “pass through” to each member of the LLC. LLC members report their respective shares of such profits and losses on their U.S. federal tax returns.

Membership equity interests in HSCP are represented by units (“Units”). Pursuant to the Definitive Agreement: (i) holders of Units prior to completion of the RTO contributed their Units to USCo2 in exchange for voting common shares of USCo2; (ii) other holders of Units, apart from Mr. Murphy and certain executive employees and profit interest holders, contributed their Units to USCo in exchange for voting common shares of USCo. Such holders of Units residing outside the U.S. received Class A Common Shares of USCo, and such holders residing in the U.S. received Class B Common Shares of USCo; and (iii) Mr. Murphy contributed a portion of his Units to USCo in exchange for Class C voting common shares of USCo, and otherwise continued to hold his remaining Units.

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On November 14, 2018, HSCP completed the RTO of the Corporation on the following basis. Holders of USCo common shares contributed their USCo common shares to the Corporation in exchange for Subordinate Voting Shares, Proportionate Voting Shares and, together with a subscription for cash by Mr. Murphy, Multiple Voting Shares. Holders of Class A common shares of USCo (non-U.S. Holders) received Subordinate Voting Shares, holders of Class B common shares of USCo (U.S. Holders) received Proportionate Voting Shares, and Mr. Murphy received Multiple Voting Shares.

Holders of Class B Non-Voting Common Shares of USCo2 have the right to cause USCo2 to redeem their Class B Non-Voting Common Shares. If a holder of Class B Non-Voting Common Shares exercises its redemption right, USCo2 will repurchase for cancellation each such Class B Non-Voting Common Share submitted for redemption or exchange in consideration for either one Subordinate Voting Share or a cash amount equal to the cash settlement amount applicable to such Class B Non-Voting Common Shares, as determined by USCo2; provided that USCo2 may assign to the Corporation its rights and obligations to effect a redemption or exchange directly with the redeeming holder.

Upon completion of the RTO, the Corporation became the owner of all the issued and outstanding shares of USCo and USCo2, and thereby obtained a 71% equity interest in HSCP. Mr. Murphy, certain executive employees of the Corporation and profits interest holders retained Units amounting to a 27% equity interest. Such Units carry redemption and exchange rights allowing, subject to contractual restrictions, the holder thereof to exchange their Units for newly-issued Subordinate Voting Shares on a one-to-one basis. Instead of issuing Subordinate Voting Shares upon exchange of the Units, the Corporation may at its option make a cash payment equal to the volume weighted average market price of one Subordinate Voting Share for each Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the third amended and restated limited liability company agreement of HSCP dated November 14, 2018 (the “A&R LLC Agreement”), which became effective as of the completion of the RTO. The Corporation’s decision whether to make a cash payment or issue Subordinate Voting Shares upon a holder’s exchange of Units will be made by the Corporation’s independent directors who are disinterested with respect thereto.

The Corporation’s structure following completion of the RTO is commonly referred to as an “Up-C” structure. The Up-C structure allows the holders of Units to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for U.S. income tax purposes. One of these benefits is that future taxable income of HSCP that is allocated to holders of Units will be taxed in the United States on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because holders of Units may redeem their Units for Subordinate Voting Shares or, at the Corporation’s option, for cash, the Up-C structure also provides the holders of Units with potential liquidity that holders of non-publicly-traded limited liability companies are not typically afforded.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Corporation (the “Board”) fixed Friday, March 22, 2019 as the record date for the Meeting. Shareholders at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof.

The authorized capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Proportionate Voting Shares and an unlimited number of Multiple Voting Shares. As of the date hereof, the Corporation had: (i) 44,080,383 Subordinate Voting Shares outstanding, each of which carries the right to one (1) vote in respect of each of the matters properly coming before the Meeting; (ii) 911,028.775 Proportionate Voting Shares outstanding, each of which carries the right to forty (40) votes in respect of each of the matters properly coming before the Meeting; and (iii) 168,000 Multiple Voting Shares outstanding, each of which carries the right to three thousand (3,000) votes in respect of each of the matters properly coming before the Meeting.

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Each Proportionate Voting Share is convertible at the option of the holder thereof into 40 Subordinate Voting Shares. The ability to convert the Proportionate Voting Shares is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”)), may not exceed forty percent (40%) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

Each Multiple Voting Share is convertible, at the option of the holder, into one Subordinate Voting Share. Each Multiple Voting Share shall automatically convert, without any action on the part of the holder, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Multiple Voting Share upon the earliest of the date that: (i) the aggregate number of Multiple Voting Shares held by Kevin Murphy together with his Affiliates is reduced to a number which is less than 84,000 Multiple Voting Shares; (ii) the aggregate number of Units held by Kevin Murphy together with his Affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Units held by such holder together with his Affiliates on the date of completion of the RTO; and (iii) is five years following completion of the RTO.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Corporation received the requisite prior majority approval of shareholders of the Applied Inventions Management Corp. (the name of the Corporation prior to completion of the RTO), at the annual and special meeting of shareholders held on November 6, 2018. As at the date of this Circular, the Subordinate Voting Shares represent approximately 7.5% of the voting rights attached to outstanding securities of the Corporation, the Proportionate Voting Shares represent approximately 6.2% of the voting rights attached to outstanding securities of the Corporation and the Multiple Voting Shares represent approximately 86.2% of the voting rights attached to outstanding securities of the Corporation.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is: (i) required, pursuant to applicable securities legislation or the rules of, any stock exchange on which: (a) the Proportionate Voting Shares; or (b) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (an “Offer”); and (ii) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.025 of the consideration offered per Proportionate Voting Share, then each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of 40 Subordinate Voting Shares for one Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). Fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than 40. The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer. If the Subordinate Voting Share Conversion Right is exercised, the Corporation will procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder. If the holder withdraws such Proportionate Voting Shares from deposit under the Offer, or the Offer is abandoned, withdrawn or terminated by the offeror, or the Offer expires without the offeror taking up and paying for the Proportionate Voting Shares, then the Proportionate Voting Shares acquired upon conversion shall automatically reconvert to Subordinate Voting Shares on the basis of 40 Subordinate Voting Shares for one Proportionate Voting Share, without further action on the part of the holder.

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The Corporation , Odyssey Trust Company as trustee for the benefit of the holders of Subordinate Voting Shares (in such capacity, the “Trustee”), Mr. Murphy and Murphy Capital, LLC (together, the “MVS Shareholders”) entered into a coattail agreement dated November 14, 2018 (the “Coattail Agreement”) under which the MVS Shareholders, as the only holders of Multiple Voting Shares, and holders of Units, are prohibited from selling, directly or indirectly, any Multiple Voting Shares or Units pursuant to a takeover bid, if applicable securities legislation would have required the same offer to be made to the Subordinate Shareholders had the sale been a sale of Subordinate Voting Shares rather than Multiple Voting Shares or Units. The prohibition does not apply if a concurrent offer is made to purchase Subordinate Voting Shares if: (i) the price per Subordinate Voting Share under such concurrent offer is at least as high as the price to be paid for the Multiple Voting Shares or Units, assuming their conversion to Subordinate Voting Shares; (ii) the percentage of Subordinate Voting Shares to be taken up under such concurrent offer is at least as high as the percentage of Multiple Voting Shares or Units to be sold; (iii) such concurrent offer is unconditional, other than the right not to take up and pay for any Subordinate Voting Shares tendered if no Multiple Voting Shares or Units are purchased; and (iv) such concurrent offer is in all other material respects identical to the offer for Multiple Voting Shares or Units. The Coattail Agreement does not apply to prevent the sale or transfer of Units to Mr. Murphy and members of his immediate family, or a person or company controlled by Mr. Murphy or a member of his immediate family. If Subordinate Shareholders representing not less than 10% of the then outstanding Subordinate Voting Shares determine that the MVS Shareholders or the Corporation have breached or intend to breach any provision of the Coattail Agreement, they may by written requisition require the Trustee to take such action as is specified in the requisition in connection with the breach or intended breach, and the Trustee is to forthwith take such action or any other action it considers necessary to enforce its rights under the Coattail Agreement on behalf of the Subordinate Shareholderss. The obligation of the Trustee to take such action on behalf of the Subordinate Shareholdersis conditional upon the provision to the Trustee of such funds and indemnity as it may reasonably require in respect of any costs or expenses it may incur in connection with such action. Subordinate Shareholdersmay not institute any action or proceeding, or exercise any other remedy to enforce rights under the Coattail Agreement unless they have submitted such a requisition, and provided such funds and indemnity, to the Trustee, and the Trustee shall have failed to act within 30 days of receipt thereof.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, except as set out below, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to any class of Shares of the Corporation.

Name, Jurisdiction of Residence	Number of Shares (1)(2)(3)		Class of Shares	Method of Ownership	Percentage of Class (1)(2)	Percentage of Voting Rights of the Shares
Kevin Murphy (New York, United States)	168,000		Multiple Voting Shares	Record and Beneficially	100%	86.2%
	113,102	(3)	Proportionate Voting Shares	Beneficial	12.4%	0.8%

Notes:

(1)	Based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the System for Electronic Document Analysis and Retrieval (SEDAR).

(2)	On an issued and undiluted basis, not giving effect to the exercise securities convertible, redeemable or exchangeable into Subordinate Voting Share held by such person, as applicable.

(3)	16,250 of the Proportionate Voting Shares are registered in the name of Murphy Capital, LLC, an entity over which Mr. Murphy exercises direction or control, and 96,852 Proportionate Voting Shares are registered in the name of The Kevin Murphy 2018 Annuity Trust.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Financial Statements

The audited financial statements of the Corporation for the period ended December 31, 2018, together with the report of the auditors thereon, will be placed before at the Meeting. In connection with the completion of the RTO, the Corporation’s financial year end was changed from August 31 to December 31.

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2.	Election of Directors

The Board manages, or supervises the management, of the business and affairs of the Corporation. The members of the Board are elected annually, on an individual basis, at each annual general meeting of Shareholders.

At the Meeting, the number of directors proposed for election will be seven (7), as listed below, all of whom are currently directors of the Corporation. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. The table below sets forth certain information regarding the nominees proposed for election as directors at the Meeting, their respective positions with the Corporation, principal occupations or employment during the last five (5) years, the dates on which they became directors of the Corporation and the approximate number of Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

The enclosed form(s) of proxy allows the Shareholders to direct proxyholders to vote individually for each of the nominees as a director of the Corporation. Unless instructions are given to withhold from voting with regard to the election of directors, the persons whose names appear on the enclosed form(s) of proxy will vote in favour of the election of each of the seven (7) nominees whose names are listed below.

Management of the Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form(s) of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the Shareholder in the form(s) of proxy to abstain from voting on the election of directors.

Each director elected at the Meeting will hold office until the next annual general meeting or until his or her successor is duly elected or appointed.

Name, Municipality of Residence and Title(1)	Principal Occupation for the Past Five (5) Years(1)	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
John Boehner(2) Director Marco Island, Florida, U.S.	Former Speaker of the U.S. House of Representatives	November 14, 2018	Nil(4)

William F. Weld(2) Director Canton, Massachusetts, U.S.	Former Governor of Massachusetts	November 14, 2018	Nil(5)

Kevin P. Murphy(2)(3) Director & Chief Executive Officer New York, New York, U.S.	Chief Executive Officer, High Street Capital Partners, LLC	November 14, 2018	168,000 Multiple Voting Shares 113,102.30 Proportionate Voting Shares(6)(7)

Larissa L. Herda(2) Director Castle Rock, Colorado, U.S.	Former Chairman and Chief Executive Officer of TW Telecom Inc.	November 14, 2018	Nil

Douglas Maine(3) Lead Independent Director Bedford Corners, New York, U.S.	Director of Albemarle Corporation	November 14, 2018	Nil

Brian Mulroney(2) Director Montreal, Quebec, Canada	Senior Partner and Consultant, Norton Rose Fulbright	November 14, 2018	Nil

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Name, Municipality of Residence and Title(1)	Principal Occupation for the Past Five (5) Years(1)	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
William C. Van Faasen(3) Director Boston, Massachusetts, U.S.	Chair Emeritus of Blue Cross Shield of Massachusetts; Chair of the Board of Directors of Blue Cross Shield of Massachusetts	November 14, 2018	8,000 Subordinate Voting Shares 4,973.20 Proportionate Voting Shares

Notes:

(1)	The information as to municipality of residence and principal occupation has been furnished by the respective directors and officers of the Corporation individually.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Audit Committee.
(4)	Mr. Boehner owns 625,000 Class C-1 Units of HSCP, which Units are redeemable or exchangeable, as applicable, subject to contractual restrictions, for newly-issued Subordinate Voting Shares on a one-to-one basis.
(5)	Mr. Weld owns 625,000 Class C-1 Units of HSCP, which Units are redeemable or exchangeable, as applicable, subject to contractual restrictions, for newly-issued Subordinate Voting Shares on a one-to-one basis.
(6)	16,250 of the Proportionate Voting Shares are registered in the name of Murphy Capital, LLC, an entity over which Mr. Murphy exercises direction or control, and 96,852.30 Proportionate Voting Shares are registered in the name of The Kevin Murphy 2018 Annuity Trust.
(7)	Mr. Murphy also owns 15,957,908 Common Units of HSCP, which Units are redeemable or exchangeable, as applicable, subject to contractual restrictions, for newly-issued Subordinate Voting Shares on a one-to-one basis.

There are no contracts, arrangements or understandings between any nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

As at the date hereof, the directors of the Corporation, as a group, beneficially own, or control or direct, directly or indirectly, 8,000 Subordinate Voting Shares, 118,075.5 Proportionate Voting Shares, 168,000 Multiple Voting Shares and 17,207,908 Units representing approximately 0.02%, 12.96%, 100.00% and 18.07% of the outstanding Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares and Units, respectively, before giving effect to the exercise of options, restricted share units and other convertible securities of the Corporation held by such directors and officers. The statement as to the number of securities beneficially owned, or over which a director or executive officer exercises control or direction, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the directors and executive officers.

The following are brief biographies of each of the nominees:

John A. Boehner, Director (age 69): John A. Boehner is a former Speaker of the U.S. House of Representatives. Mr. Boehner served in the U.S. House of Representatives from 1991 to October 2015 and served as Speaker of the U.S. House of Representatives from January 2011 to October 2015. Prior to entering public service, Speaker Boehner spent years running a small business representing manufacturers in the packaging and plastics industry. He championed a number of major reform projects as a Member of Congress. During his nearly five years as Speaker, Mr. Boehner developed a reputation for bringing Republicans and Democrats together in support of major policy initiatives.

William F. Weld, Director (age 73): William F. Weld served as Governor of Massachusetts from January 1991 to July 1997. Mr. Weld was the Vice Presidential nominee for the Libertarian Party during the 2016 U.S. Presidential campaign. Prior to serving as governor of Massachusetts, Mr. Weld served as the U.S. Attorney for Massachusetts from 1981 until 1986, when he was appointed by President Reagan to lead the Criminal Division of the Department of Justice in Washington, D.C., where he served until 1988. Prior to his service as a U.S. Attorney, Mr. Weld served as a staff member of the U.S. House of Representatives (during which time he participated in the Nixon impeachment proceedings) and the U.S. Senate. Governor Weld is a member of the Council on Foreign Relations in New York and served by appointment of the President on the U.S. Holocaust Memorial Council. He serves as an associate member of the InterAction Council, a working society of former heads of state from throughout the world, which reports on issues of global concern such as energy, food, water, nuclear proliferation, and religious sectarianism.

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Kevin P. Murphy, Director and Chief Executive Officer (age 57): Kevin P. Murphy is currently the Chief Executive Officer of the Corporation, a Managing Member of High Street Capital Partners Management and the Managing Member and Chief Executive Officer of HSCP. Prior to his role at HSCP, Mr. Murphy was most recently a Founding Member and Managing Partner of Tandem Global Partners, a boutique investment firm focused on emerging markets. Previously Mr. Murphy was Managing Partner at Stanfield Capital Partners, where he served as a member of the Operating and Management team that oversaw all aspects of Stanfield’s business, including risk management, sales and distribution, client services, legal, compliance and operations. Mr. Murphy also previously worked at Gleacher NatWest (Partner and Dir. of Marketing), Schroders (Sr. VP of Sales), Lazard Freres (VP) and Cantor Fitzgerald (VP). Mr. Murphy graduated with a B.A. from Holy Cross College.

Larissa L. Herda, Director (age 60): Larissa L. Herda served as the Chairman of TW Telecom Inc. (formerly, Time Warner Telecom Inc.) from June 2001 to November 2014 and as its Chief Executive Officer from June 1998 to November 2014. Prior to her appointment as Chief Executive Officer, Ms. Herda served as Senior Vice President of Sales and Marketing at TW Telecom Inc. from March 1997. Ms. Herda served as a member of the President’s National Security Telecommunications Advisory Committee, and chair of the Federal Communications Commission’s Communications, Security, Reliability and Interoperability Council. Ms. Herda was also Chairman of the Denver Branch of the Federal Reserve of Kansas City and served as a member of the Colorado Innovation Network advisory board, appointed by Colorado Gov. John Hickenlooper, and as a Member of the Advisory Board at University of Colorado Leeds School of Business. Ms. Herda is a graduate of the University of Colorado.

The Right Honorable Brian Mulroney, Director (age 80): Brian Mulroney is a senior partner and international business consultant for Norton Rose Fulbright. Prior to joining Norton Rose Fulbright, Mr. Mulroney was the eighteenth Prime Minister of Canada from 1984 to 1993 and leader of the Progressive Conservative Party of Canada from 1983 to 1993. He served as the Executive Vice President of the Iron Ore Company of Canada and President beginning in 1977. Prior to that, Mr. Mulroney served on the Cliché Commission of Inquiry in 1974. Mr. Mulroney is the Chairman of Quebecor Inc. and serves as a director of the Blackstone Group L.P. and Wyndham Worldwide Corporation. Mr. Mulroney also serves as chairman of the International Advisory Board of Barrick Gold Corporation and is a member of the advisory group of Lion Capital LLP.

Douglas L. Maine, Director (age 70). Douglas L. Maine joined International Business Machines Corporation (“IBM”) in 1998 as Chief Financial Officer following a 20-year career with MCI (now part of Verizon) where he was Chief Financial Officer from 1992-1998. He was named General Manager of ibm.com in 2000 and General Manager, Consumer Products Industry in 2003 and retired from IBM in 2005. Mr. Maine currently serves as a director of Albemarle Corporation and previously served as a director of the following public companies: Orbital-ATK, Inc. from 2006-2017, BroadSoft, Inc. from 2006-2017 and Rockwood Holdings, Inc. from 2005-2015.

William C. Van Faasen, Director (age 70): William C. Van Faasen served as Chairman of Blue Cross Blue Shield of Massachusetts from 2002 to 2007, interim President and Chief Executive Officer from March 2010 to September 2010 and Chair of the Board of Directors from September 2010 to March 2014 when he was named, and currently serves as, Chair Emeritus. Mr. Van Faasen joined Blue Cross in 1990 as Executive Vice President and Chief Operating Officer and served as President from 1992 to 2004 and Chief Executive Officer from 1992 to 2005. Mr. Van Faasen has served in operational, marketing, and health care capacities for over 20 years and has been engaged in numerous civic and community activities, including Chair of the Initiative for a New Economy, Chair of Greater Boston Chamber of Commerce and Chair of United Way Massachusetts Bay. Mr. Van Faasen currently serves as a board member of Eversource Energy and the lead director of Liberty Mutual Group. Previously, Mr. Van Faasen served on the boards of Boston Private Industry Council, the Boston Minuteman Council, Boy Scouts of America, the BCBSMA Foundation, BankBoston, Citizens Bank of Massachusetts, IMS Health, PolyMedica Corporation and Tier Technologies.

Majority Voting for Election of Directors

The Board has adopted a “majority voting” policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, at meetings of Shareholders at which directors are to be elected, Shareholders will vote in favour of, or withhold from voting for, each nominee separately. If, with respect to any particular nominee, the number of votes withheld exceeds the votes cast in favour of the nominee, then pursuant to the Majority Voting Policy the nominee shall be considered not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. An individual who is considered under the Majority Voting Policy not to have the support or confidence of the Shareholders is expected forthwith to submit his or her resignation from the Board. Upon receiving such resignation, the Compensation and Corporate Governance Committee will consider it and make a recommendation to the Board on whether or not to accept the resignation.

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In reviewing the Compensation and Corporate Governance Committee’s recommendation, the Board shall consider the factors considered by the Compensation and Corporate Governance Committee and such additional factors as the Board considers relevant. The Board is expected to accept the recommendation of the Compensation and Corporate Governance Committee and to otherwise accept the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. A director who has tendered a resignation pursuant to this policy will not participate in any deliberations of the Compensation and Corporate Governance Committee or the Board with respect to his or her resignation. The resignation will be effective when accepted by the Board. Within 90 days of receiving a director’s resignation, the Board will make a decision and issue a press release either announcing the resignation of the director or explaining why it has not been accepted. In determining whether or not to accept the resignation, the Board will take into account the factors considered by the Compensation and Corporate Governance Committee and any other factors the Board determines are relevant.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

1.	is, as of the date of this Circular, or has been within the ten (10) years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(a)	was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days; or,

(b)	was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or,

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

2.	has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Except as described below, to the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

1.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or,
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2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

On January 11, 2016, Mr. Murphy entered into an agreement to settle a matter in connection with a routine Financial Industry Regulatory Authority (“FINRA”) examination of a broker-dealer firm formerly owned, in part, by Mr. Murphy. FINRA alleged that Mr. Murphy failed to inform the firm’s compliance officer or receive pre-approval for the sale of his securities. Mr. Murphy agreed, without admitting or denying the findings and without adjudication of any issue of law or fact, to a 12 month suspension from acting as a broker and a contingent fine payable upon Mr. Murphy’s re-registration, notwithstanding that Mr. Murphy resigned his position with the broker dealer in January 2014. Mr. Murphy does not intend to re-register as broker now or in the future.

3.	Appointment of Auditors

MNP LLP (“MNP”) has been the auditor of the Corporation since November 14, 2018. At the Meeting, Shareholders will be requested to reappoint MNP as auditor of the Corporation to hold office until the next annual general meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditor’s remuneration. In order for the resolution to be passed, approval by the majority of the votes attached to the Shares represented at the Meeting is required.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the appointment of MNP as the auditors of the Corporation to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditors.

The following table sets forth, by category, the fees for all services rendered by the Corporation’s current auditor, MNP, for the financial year ended December 31, 2018 (including estimates). MNP was appointed as auditor on November 14, 2018 upon completion of the RTO.

	December 31, 2018 (US$)
Audit Fees	$500,000
Audit Related Fees	Nil
Tax Fees	Nil
All Other Fees	$29,000	(1)

Notes:

(1)	Fees billed for services by MNP in connection with matters related to the RTO.

The following table sets forth, by category, the fees for all services rendered by the Corporation’s auditor prior to completion of the RTO, RSM Canada LLP, for the financial years ended August 31, 2017 and August 31, 2018 and for the period commencing September 1, 2018 and ending December 31, 2018 (including estimates). RSM Canada LLP ceased to act as auditor on November 14, 2018.

	August 31, 2017 (C$)	August 31, 2018 (C$)	September 1 - December 31, 2018(1) (C$)
Audit Fees	$10,400	$6,300	Nil
Audit Related Fees(2)	Nil	$4,200	Nil
Tax Fees(3)	$260	$1,575	Nil
All Other Fees	Nil	Nil	Nil

Notes:

(1)	In connection with the completion of the RTO, the Corporation’s year end was changed from August 31 to December 31, 2018. From the period from completion of the Corporation’s year end prior to completion of the RTO to the completion of the Corporation’s post-RTO year end.
(2)	Fees billed for assurance and related services by RSM Canada LLP in connection with the Corporation’s interim review procedures.
(3)	Fees billed for professional services rendered by RSM Canada LLP for tax compliance, tax advice, and tax planning for the subject year.
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4.	Omnibus Plan

Pursuant to the the Corporation’s Omnibus Incentive Plan (the “Omnibus Plan”), the Corporation may grant or award equity-based compensation in the form of stock options, stock appreciation rights, stock awards, including restricted stock, stock units, including restricted share units, performance shares, performance units, and other stock-based awards to eligible participants. The Omnibus Plan was approved at the annual and special meeting of the shareholders Applied Inventions Management Corp. (the name of the Corporation prior to completion of the RTO) held on November 14, 2018.

At the Meeting, Shareholders will be asked to pass a resolution approving an amendment to the Omnibus Plan, a copy of which is attached hereto as Schedule “B”. The amendment explicitly sets forth the number of shares which will be available for issuance as incentive stock options. This change is required for participants to receive favorable tax treatment under Internal Revenue Code section 422.

Accordingly, at the Meeting, Shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

“BE IT RESOLVED THAT:

(1)	the amendment to the Acreage Holdings, Inc. Omnibus Incentive Plan, substantially in the form attached at Schedule “B” to the Management Incorporation Circular of the Corporation dated March 25, 2019, be and the same is hereby ratified, confirmed and approved;

(2)	any director or officer be and is hereby authorized to amend the Acreage Holdings, Inc. Omnibus Incentive Plan should such amendments be required by applicable regulatory authorities including, but not limited to, the Canadian Securities Exchange; and

(3)	any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the approval of the amendment to the Omnibus Plan. The Board recommends that Shareholders vote in favour of the approval of the amendment to the Omnibus Plan. In order for the resolution to be passed, approval by the majority of the votes attached to the Shares represented at the Meeting is required.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The information contained under the heading “Compensation Discussion and Analysis” relates to the Corporation's current compensation program, which was adopted by the Board following completion of the RTO on November 14, 2018.

The purpose of this Compensation Discussion and Analysis is to describe and explain all significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s “Named Executive Officers” for the Corporation’s fiscal year ended December 31, 2018, including: the Corporation’s philosophy, objectives and processes regarding their compensation; the elements of their compensation; and how the Corporation determines their compensation.

The Corporation’s “Named Executive Officers” consist of the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and Chief Financial Officer, whose total compensation was, individually, more than C$150,000 (each a “Named Executive Officer” and collectively, the “Named Executive Officers”). For the fiscal year ended December 31, 2018, the Corporation’s Named Executive Officers are: (i) Kevin Murphy, the Corporation’s Chief Executive Officer; (ii) Glen Leibowitz, the Corporation’s Chief Financial Officer; (iii) George Allen, the Corporation’s President; (iv) James Doherty, the Corporation’s General Counsel & Secretary; and (v) Robert Daino, the Corporation’s Chief Operating Officer. In addition, each of Michael B. Stein, the Corporation’s former President and Secretary, and Gabriel Nachman, the Corporation’s former Chief Financial Officer, were Named Executive Officers during the fiscal year ended December 31, 2018 prior to completion of the RTO.

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Compensation Philosophy and Objectives

The Corporation’s executive compensation program is designed to provide short and long-term cash and equity incentives based on the achievement of the Corporation’s goals. The objectives of the Corporation with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to the interests of the Corporation. These objectives are to be met by the principal components of the Corporation’s executive compensation program, which has been focused on a combination of base compensation, cash bonus remuneration and long-term incentives in the form of equity-based compensation.

The executive compensation program adopted by the Corporation and applied to its executive officers is designed to attract and retain individuals of a high caliber and motivate their performance to achieve the Corporation’s strategic objectives. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their individual contribution in the context of overall annual corporate performance.

Compensation Governance

The Compensation and Corporate Governance Committee has been established to assist the Board in fulfilling its governance and supervisory responsibilities. The Board has adopted a written charter for the Compensation and Corporate Governance Committee that establishes, among other things, the Compensation and Corporate Governance Committee’s purpose and its responsibilities with respect to executive compensation. The charter of the Compensation and Corporate Governance Committee provides that, among other things, the Compensation and Corporate Governance Committee is responsible for assisting the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The independent directors of the Corporation are expected to review and make recommendations to the Compensation and Corporate Governance Committee each year with respect to the executive compensation arrangements and employment agreements for the Named Executive Officers. For other non-executive employees, the decisions regarding compensation arrangements and employment agreements will be made by the Chief Executive Officer. The Board considers industry standards and the financial situation of the Corporation when determining executive compensation.

For additional information on the Compensation and Corporate Governance Committee, see “Corporate Governance and Audit Committee Disclosure – Board Committees - Compensation and Corporate Governance Committee”.

Prior to completion of the RTO, the executive team of HSCP retained Exude, Inc. (“Exude”) to conduct a benchmarking analysis pursuant to which they defined, valued and analyzed market data to establish a benchmark for the purposes of setting the future compensation of the Named Executive Officers following the RTO.

Compensation Components

The executive compensation program during the fiscal year ended December 31, 2018 consisted of three principal components: (i) base salaries; (ii) equity-based compensation; and (iii) cash bonuses.

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Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Corporation’s success, the position and responsibilities of the Named Executive Officers and competitive industry pay practices for other high growth, premium brand companies of similarly sized companies in the industry.

Equity-Based Compensation

The long-term component of compensation for executive officers, including the Named Executive Officers, is based on stock options or other security-based compensation. This component of compensation is intended to reinforce management’s commitment to long term improvements in the Corporation’s performance.

The Board believes that incentive compensation in the form of stock option grants and other security-based compensation awards which vest over time is beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the Board believes stock option grants and other security-based compensation awards are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, up to 10 years, and motivate executives to deliver sustained long term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals.

In connection with the RTO, the Omnibus Plan was adopted and made effective on November 14, 2018. Pursuant to the Omnibus Plan, the Corporation may grant or award equity-based compensation in the form of stock options (“Options”), stock appreciation rights, stock awards (“Stock Awards”), unrestricted shares or restricted shares, deferred share units, restricted share units (“RSUs”), performance shares, performance units, and other stock-based awards to eligible participants, which are referred to herein collectively as “Awards” as more fully described below.

The purpose of the Omnibus Plan is to enable the Corporation and certain of its subsidiaries to obtain and retain services of the eligible participants, which is essential to the Corporation’s long-term success. The granting of Awards under the Omnibus Plan is intended to promote the long-term financial interests and growth of the Corporation and its subsidiaries by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Corporation’s business. Moreover, the Omnibus Plan aims to align the interests of eligible participants with those of the shareholders of the Corporation through opportunities for increased equity-based ownership in the Corporation. For additional details on the Omnibus Plan, see “Security-Based Compensation Plans”.

Annual Incentive Compensation and Benefits

Annual bonuses are awarded based on qualitative and quantitative performance standards and will reward performance of each Named Executive Officer individually. The determination of a Named Executive Officer’s performance may vary from year to year depending on economic conditions and conditions in the industry in which the Corporation operates and may be based on measures such as revenue and other operational targets such as dispensaries opened and square footage of canopy space, metrics the Compensation and Corporate Governance Committee and management believe to provide proper incentives for achieving long-term shareholder value for the Corporation at this time. The Compensation and Corporate Governance Committee and the Board of Directors retain full discretion over performance evaluation and the amount of any bonuses to be paid to Named Executive Officers.

Benchmarking

As previously noted, the Corporation’s approach with respect to compensation for executive officers has been determined in consultation with Exude.

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Restrictions on Hedging

The Corporation’s Insider Trading and Reporting Policy prohibits the Corporation’s officers (including the Named Executive Officers), directors and employees from buying or selling financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or held, directly or indirectly, by such individuals.

Summary Compensation Table

The following table sets out the compensation for the Corporation’s Named Executive Officers for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

						Non-Equity Incentive Plan Compensation (US$)
Name and Principal Position	Fiscal Year	Salary (US$)(6)	Share- Based Awards (US$)(7)		Option- Based Awards (US$)(8)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
Kevin Murphy(1)	2018	$46,875	-		$10,098,000	Nil	Nil	-	-	$10,144,875
Chief	2017	-	-		-	-	-	-	-	-
Executive Officer	2016	-	-		-	-	-	-	-	-

Glen Leibowitz(2)	2018	$42,500	-		$4,488,000	Nil	Nil	-	$5,000	$4,530,500
Chief	2017	-	-		-	-	-	-	-	-
Financial Officer	2016	-	-		-	-	-	-	-	-

George	2018	$48,750	-		$5,610,000	Nil	Nil	-	$105,000	$5,658,750
Allen(3)	2017	-	-		-	-	-	-	-	-
President	2016	-	-		-	-	-	-	-	-

James Doherty(4)	2018	$37,500	$2,397,500	(11)	$4,488,000	Nil	Nil	-	-	$6,923,000
General	2017	-	-		-	-	-	-	-	-
Counsel & Secretary	2016	-	-		-	-	-	-	-	-

Robert Daino(5)	2018	$43,750	$15,000,000	(12)	$4,488,000	Nil	Nil	-	-	$19,531,750
Chief	2017	-	-		-	-	-	-	-	-
Operating Officer	2016	-	-		-	-	-	-	-	-

Michael B. Stein(9)	2018	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Former ,	2017	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
President Secretary	2016	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil

Gabriel Nachman(10)	2018	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Former Chief	2017	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Financial Officer	2016	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Murphy was appointed Chief Executive Officer of the Corporation on November 14, 2018 upon completion of the RTO.
(2)	Mr. Leibowitz was appointed Chief Financial Officer of the Corporation on November 14, 2018 upon completion of the RTO.
(3)	Mr. Allen was appointed President of the Corporation on November 14, 2018 upon completion of the RTO.
(4)	Mr. Doherty was appointed General Counsel & Secretary, Business Development of the Corporation on November 14, 2018 upon completion of the RTO.
(5)	Robert Daino was appointed Chief Operating Officer of the Corporation on November 14, 2018 upon completion of the RTO.
(6)	Inclusive of benefits and bonus amounts. For each of Mr. Murphy, Mr. Leibowitz, Mr. Allen, Mr. Doherty and Mr. Daino, the number reflects the salary that was paid from completion of the RTO until December 31, 2018.
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(7)	On March 15, 2018, December 27, 2017, and December 27, 2017, Messrs. Leibowitz, Allen and Doherty received grants of 375,000, 2,000,000 and 250,000 Class C-1 Units in HSCP. Class C-1 Units in HSCP are convertible into Subordinate Voting Shares of the Corporation or the right to receive cash payments in lieu of shares as set forth in the A&R LLC Agreement.
(8)	Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value.
(9)	Mr. Stein was appointed President and Secretary of the Corporation in 1989 and first elected as a director on July 12, 1989. Mr. Stein ceased to be President and Secretary of the Corporation on November 14, 2018 upon completion of the RTO.
(10)	Mr. Nachman was appointed Chief Financial Officer of the Corporation on September 15, 2010. Mr. Nachman ceased to be Chief Financial Officer of the Corporation on November 14, 2018 upon completion of the RTO.
(11)	Upon completion of the RTO, Mr. Doherty received 80,000 RSUs of the Corporation having a value of US$2,000,000 together with Stock Awards with a value of US$397,500 (US$25.00 per Subordinate Voting Share).
(12)	Upon completion of the RTO, Mr. Daino received 600,000 RSUs of the Corporation having a value of US$15,000,000.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all outstanding share-based awards and option-based awards granted by the Corporation to the Corporation’s Named Executive Officers as at December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) (US$)	Number of Shares or Units of Shares Not Vested (#)	Market or Payout Value of Share-Based Awards Not Vested (US$)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Kevin Murphy Chief Executive Officer	540,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	Nil	Nil	Nil

Glen Leibowitz(2) Chief Financial Officer	240,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	Nil	Nil	Nil

George Allen(2) President	300,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	Nil	Nil	Nil

James Doherty(2) General Counsel & Secretary	240,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	80,000 Subordinate Voting Shares	Nil	$2,397,500

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) (US$)	Number of Shares or Units of Shares Not Vested (#)	Market or Payout Value of Share-Based Awards Not Vested (US$)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Robert Daino Chief Operating Officer	240,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	600,000 Subordinate Voting Shares	US$15,000,000	Nil

Michael B. Stein(3) Former President, Secretary	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Gabriel Nachman(4) Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	“Value of unexercised in-the-money options” is calculated by determining the excess of the closing price of the Corporation’s Subordinate Voting Shares on the Canadian Securities Exchange (the “CSE”) on December 31, 2018, being US$19.00, over the exercise price of the options.
(2)	On March 15, 2018, December 27, 2017, and December 27, 2017, Messrs. Leibowitz, Allen and Doherty received grants of 375,000, 2,000,000 and 250,000 Class C-1 Units in HSCP. Class C-1 Units in HSCP are convertible into Subordinate Voting Shares of the Corporation or the right to receive cash payments in lieu of shares as set forth in the A&R LLC Agreement. Messrs. Allen’s and Doherty’s Class C-1 Units are fully vested, while Mr. Leibowitz’s Class C-1 Units vest 100% on March 15, 2020.
(3)	Mr. Stein was appointed President and Secretary of the Corporation in 1989 and first elected as a director on July 12, 1989. Mr. Stein ceased to be President and Secretary of the Corporation on November 14, 2018 upon completion of the RTO.
(4)	Mr. Nachman was appointed Chief Financial Officer of the Corporation on September 15, 2010. Mr. Nachman ceased to be Chief Financial Officer of the Corporation on November 14, 2018 upon completion of the RTO.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Named Executive Officers which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year(1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Kevin Murphy Chief Executive Officer	Nil	Nil	Nil

Glen Leibowitz Chief Financial Officer	Nil	Nil	Nil

George Allen President	Nil	Nil	Nil

James Doherty General Counsel & Secretary, Business Development	Nil	US$2,397,500	Nil

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Name	Option-Based Awards – Value Vested During the Year(1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert Daino Chief Operating Officer	Nil	Nil	Nil

Michael B. Stein(2) Former President, Secretary	Nil	Nil	Nil

Gabriel Nachman(3) Former Chief Financial Officer	Nil	Nil	Nil

Note:

(1)	Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value.
(2)	Mr. Stein was appointed President and Secretary of the Corporation in 1989 and first elected as a director on July 12, 1989. Mr. Stein ceased to be President and Secretary of the Corporation on November 14, 2018 upon completion of the RTO.
(3)	Mr. Nachman was appointed Chief Financial Officer of the Corporation on September 15, 2010. Mr. Nachman ceased to be Chief Financial Officer of the Corporation on November 14, 2018 upon completion of the RTO.

Pension Plan Benefits

The Corporation has not implemented a pension plan, defined benefit plan, defined contribution plan or deferred compensation plan that provides for payments or benefits to Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

None of the Named Executive Officers are entitled to any payments following or in connection with any termination, resignation, retirement, change in control or change in the responsibilities of the Named Executive Officers.

Director Compensation

The Corporation pays compensation to its directors in the form of annual fees for attending meetings of the Board. Directors do not receive additional compensation for acting as chairs of committees of the Board. In addition, directors may also become entitled to receive stock options and other applicable awards and will be reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the Corporation’s Shareholders.

Director Compensation Table

The following table sets forth information concerning the compensation earned by the non-executive directors during the 12 months ended December 31, 2018.

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Name	Fees Earned (US$)	Share-Based Awards (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
John Boehner	Nil	Nil	Nil	Nil	Nil	Nil	Nil(4)
William F. Weld	Nil	Nil	Nil	Nil	Nil	Nil	Nil(4)
Larissa L. Herda	Nil	$1,000,000	$2,992,000	Nil	Nil	Nil	$3,992,000
Douglas Maine	Nil	$1,000,000	$2,992,000	Nil	Nil	Nil	$3,992,000
Brian Mulroney	Nil	$5,250,000	$5,236,000	Nil	Nil	Nil	$10,486,000
William C. Van Faasen	Nil	$1,000,000	$2,992,000	Nil	Nil	Nil	$3,992,000
Nicholas T. Hariton(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Polisuk(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value.
(2)	Mr. Hariton resigned from the Board upon completion of the RTO on November 14, 2018.
(3)	Mr. Polisuk resigned from the Board upon completion of the RTO on November 14, 2018.
(4)	On February 22, 2018, HSCP granted 625,000 Class C-1 Units to each of Mr. Boehner and Mr. Weld, vesting 50% each year. HSCP may, in its sole discretion, accelerate the vesting of such Class C-1 Units. Class C-1 Units in HSCP are convertible into Subordinate Voting Shares of the Corporation or the right to receive cash payments in lieu of shares as set forth in the A&R LLC Agreement.

Director Compensation – Outstanding Option-Based Awards

The following table sets out information concerning all outstanding share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors as at December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-The-Money Options(1)(2) (US$)	Number of Shares or Units of Shares Not Vested (#)	Market or Payout Value of Share-Based Awards Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)(1)
John Boehner(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

William F. Weld(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Larissa L. Herda	160,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	40,000 Subordinate Voting Shares	$1,000,000	Nil

Douglas Maine	160,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	40,000 Subordinate Voting Shares	$1,000,000	Nil

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-The-Money Options(1)(2) (US$)	Number of Shares or Units of Shares Not Vested (#)	Market or Payout Value of Share-Based Awards Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)(1)
Brian Mulroney	280,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	210,000 Subordinate Voting Shares	$5,250,000	Nil

William C. Van Faasen	160,000 Subordinate Voting Shares	$25.00	November 14, 2028	Nil	40,000 Subordinate Voting Shares	$1,000,000	Nil

Nicholas T. Hariton(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Barry Polisuk(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	“Value of unexercised in-the-money options” is calculated by determining the excess of the closing price of the Corporation’s Subordinate Voting Shares on the CSE on December 31, 2018, being US$19.00, over the exercise price of the options.
(2)	Mr. Hariton resigned from the Board upon completion of the RTO on November 14, 2018.
(3)	Mr. Polisuk resigned from the Board upon completion of the RTO on November 14, 2018.
(4)	On February 22, 2018, HSCP granted 625,000 Class C-1 Units to each of Mr. Boehner and Mr. Weld, vesting 50% each year. HSCP may, in its sole discretion, accelerate the vesting of such Class C-1 Units. Class C-1 Units in HSCP are convertible into Subordinate Voting Shares of the Corporation or the right to receive cash payments in lieu of shares as set forth in the A&R LLC Agreement.

Director Compensation - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year(1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
John Boehner	Nil	Nil	Nil
William F. Weld	Nil	Nil	Nil
Larissa L. Herda	Nil	Nil	Nil
Douglas Maine	Nil	Nil	Nil
Brian Mulroney	Nil	Nil	Nil
William C. Van Faasen	Nil	Nil	Nil

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Name	Option-Based Awards – Value Vested During the Year(1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Nicholas T. Hariton(2)	Nil	Nil	Nil
Barry Polisuk(3)	Nil	Nil	Nil

Note:

(1)	Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value.
(2)	Mr. Hariton resigned from the Board upon completion of the RTO on November 14, 2018.
(3)	Mr. Polisuk resigned from the Board upon completion of the RTO on November 14, 2018.

MANAGEMENT AGREEMENTS

No management functions of the Corporation are performed by a person or company other than the directors and executive officers of the Corporation.

Pursuant to the A&R LLC Agreement, USCo (in which the Corporation owns a 100% equity interest) is the sole manager (the “Manager”) of HSCP, the Corporation’s operating subsidiary. Under the A&R LLC Agreement, the Manager is to appoint HSCP’s officers, to fix their salaries and compensation, and to delegate such authority and titles to them as it may consider advisable. The officers of HSCP oversee the day to day business and operations of HSCP, subject to the limitations imposed by the Manager. The Manager may resign at any time vacancies in the position of Manager are to be fully by USCo. The members of HSCP have no authority to remove or replace the Manager. The Manger may cause HSCP to contract and deal with the Manager, provided such contracts and dealings are on terms comparable to and competitive with those available to the company from others dealing with the Corporation at arm’s length, or are approved by the members of HSCP. USCo and USCo2 are to be reimbursed for all reasonable out of product expenses incurred on behalf of HSCP. The Manager does not receive any further compensation under the A&R LLC Agreement. The Manager is not to be liable to HSCP or any other of its members for any act or omission performed by it in its capacity as Manager, provided the act or omission is not attributable to the Manager’s fraud, intentional misconduct or knowing violation of any law, or breaches of representations and warranties combined in the A&R LLC Agreement or any other agreement between the Manager and HSCP.

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE

The Board is committed to the highest standards of integrity, fiduciary duty and corporate governance. National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”, and together with NI 58-101, the “CSA Guidelines”) set out a series of guidelines for effective corporate governance. Under the CSA Guidelines, the Corporation must disclose on an annual basis the corporate governance practices it has adopted. In this section, the Corporation summarizes such practices, in addition to certain other governance matters.

Board of Directors

Composition and Independence

The Board is currently comprised of seven members. All but three of the seven directors are considered to be independent under the CSA Guidelines and in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”). Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with such director’s exercise of independent judgment. The directors of the Corporation who are independent are Brian Mulroney, Larissa L. Herda, Douglas Maine and William C. Van Faasen. Mr. Murphy is not independent, given that he is the Chief Executive Officer of the Corporation, and neither Mr. Boehner nor Mr. Weld are independent, given they have each received more than C$75,000 in direct compensation from HSCP for advisory services and related matters during the year ended December 31, 2018. As four out of the seven directors of the Corporation are independent, a majority of directors are independent. Douglas Maine is the lead independent director of the Corporation. The lead independent director is expected to coordinate the activities of the other independent directors and to perform such other duties and responsibilities as the Board may direct. See “Position Description”.

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The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless they waive such requirement).

Other Directorships

Currently, the following directors serve on the boards of other public companies, as listed below:

Name of Director	Other Reporting Issuers
Brian Mulroney	Quebecor Inc. (TSX: QBR)
The Blackstone Group L.P. (NYSE:BX)
Wyndham Hotels & Resorts, Inc. (NYSE:WH)
John Boehner	Titan Mining Corporation (TSX:TI)
William Weld	Just Energy Corporation (TSX:JE, NYSE:JE)
William van Faasen	Eversource Energy (NYSE:ES)

Meeting Attendance

The following table summarizes for each of the current directors the number of Board and Board committee meetings they attended for the fiscal year ended December 31, 2018.

Director	Board Meetings	Audit Committee Meetings	Compensation and Corporate Governance Committee
John Boehner	1/1	N/A	1/1
William F. Weld	1/1	N/A	1/1
Kevin P. Murphy	1/1	1/1	1/1
Larissa L. Herda	1/1	N/A	1/1
Douglas Maine	1/1	1/1	N/A
Brian Mulroney	1/1	N/A	1/1
William C. Van Faasen	1/1	1/1	N/A

Note:

(1)	Each of the directors above were appointed as directors of the Corporation on November 14, 2018, upon completion of the RTO.

Position Description

The Board has developed a written position description for the lead independent director. The lead independent director is expected to provide leadership to independent directors by:

•	serving as Chair of the meetings of the independent directors;
•	serving as principal liaison between the independent directors and the Chief Executive Officer of the Corporation and between the independent directors and senior management of the Corporation;
•	ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors without management of the Corporation or non-independent directors present;
•	communicating to management of the Corporation or the Board, as appropriate, the results of meetings among independent directors;
•	convening meetings of the Board with the concurrence of at least one other director as appropriate to discuss matters requiring consideration or discussion amongst the members of the Board;
•	in the absence of the Chair, presiding as chair at meetings of the Board;
•	endeavouring to ensure reasonable procedures are in place for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances;
•	being the primary contact for stakeholders who wish to contact independent directors; and
•	performing such other duties as the Board may from time to time direct.
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Board Mandate

The mandate of the Board (the “Board Mandate”) is focused on governance and stewardship of the business carried on by the Corporation and its subsidiaries as a whole and to act with a view to the best interests of the Corporation and its shareholders. The Board has adopted a written mandate which provides that the core responsibilities of the Board include stewardship and oversight in the following areas:

(a) Overseeing Stakeholder Communication

The Board shall ensure there is effective communication between the Corporation and its shareholders, other stakeholders and the public. The Board meets annually to review the Corporation’s communication and disclosure policies.

(b) Establishing Strategic Goals, Performance Objectives and Operational Policies

The Board reviews and approves strategic corporate objectives and is responsible for establishing corporate values against which the performance of the Corporation and its subsidiaries are measured. At least annually, the Board will meet to approve long-term strategies, review and approve strategic and operational plans and budgets developed by management, set targets against which to measure corporate and executive performance and satisfy itself that a portion of executive compensation is linked appropriately to performance of the Corporation.

(c) Delegating Management Authority

The Board shall satisfy itself that processes are in place with respect to the appointment, development, evaluation and succession of senior management of the Corporation and its subsidiaries and that the Chief Executive Officer and the other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation and its subsidiaries. Among other things, the Board shall delegate management authority to the Chief Executive Officer and such other executive officers determined are appropriate, the authority to manage the business of the Corporation and its subsidiaries and to make decisions regarding the ordinary course of business and operations in accordance with the Corporation’s Delegation of Authority and ensure that the Delegation of Authority is reviewed annually.

(d) Monitoring Risk, Compliance and Corporate Performance

The Board shall assess and monitor the principal risks of all aspects of the businesses in which the Corporation and its subsidiaries as a whole are engaged. The Board is responsible for monitoring the performance of the Corporation and its subsidiaries against both short-term and long-term strategic plans and annual performance targets, and monitoring compliance with Board policies and the effectiveness of risk management practices. In addition, the Board shall verify effective internal controls and management information systems are implemented and maintained, which ensure the directors discharge the Board’s oversight responsibilities, including the Corporation’s compliance with legal and regulatory requirements related to financial and other continuous disclosure reporting.

(e) Developing Board Processes

The Board develops procedures relating to the conduct of its business and the fulfillment of the Board’s responsibilities. It is also responsible, through the Compensation and Corporate Governance Committee, for developing the Board’s approach to corporate governance.

Board Committees

At present, the Board has two standing committees, the Audit Committee and the Compensation and Corporate Governance Committee.

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Audit Committee

The Audit Committee is comprised of three members: William Van Faasen (Chair), Douglas Maine and Kevin P. Murphy. Each of the members of the Audit Committee, other than Mr. Murphy, meets the independence requirements pursuant to NI 52-110 and each is financially literate within the meaning of NI 52-110. Information concerning the relevant education and experience of the Audit Committee members can be found in “Business to be Transacted at the Meeting - Election of Directors” in this Circular.

The principal duties and responsibilities of the Audit Committee are to assist the Board in discharging the oversight of:

•	the integrity of the Corporation’s consolidated financial statements and accounting and financial processes and the audits of the Corporation’s consolidated financial statements;
•	the Corporation’s compliance with legal and regulatory requirements;
•	the Corporation’s external auditors’ qualifications and independence;
•	the work and performance of the Corporation’s financial management and its external auditors; and
•	the Corporation’s system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and the Board.

In fulfilling its responsibilities, the Audit Committee meets regularly with the Corporation’s auditor and key management members.

The Audit Committee has access to all of the Corporation’s books, records, facilities and personnel and may request any information about the Corporation as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. The Audit Committee is also expected to review and approve all related-party transactions and prepare reports for the Board on such related-party transactions as well as be responsible for the pre-approval of all non-audit services to be provided by our auditors.

See the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form filed under the Corporation’s profile on SEDAR at www.sedar.com for the fiscal year ended December 31, 2018 for additional information regarding the Audit Committee. The charter of the Audit Committee is attached as Schedule “A” to this Information Circular.

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee is comprised of four members: Larissa L. Herda (Chair), John Boehner, Brian Mulroney and Kevin P. Murphy. Larissa L. Herda and Brian Mulroney are independent for purposes of NI 58-101.

The principal duties and responsibilities of the Compensation and Corporate Governance Committee are to assist the Board in discharging its oversight of:

•	executive and director compensation;
•	executive compensation disclosure;
•	management development and succession;
•	the Corporation’s overall approach to corporate governance;
•	the size, composition and structure of the Board and its committees;
•	orientation and continuing education for directors;
•	related party transactions and other matters involving conflicts of interest; and
•	any additional matters delegated to the Compensation and Corporate Governance Committee by the Board.
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Orientation and Continuing Education

No formal program currently exists for the orientation of new directors. It is expected that existing directors will provide orientation and education to any new members on an informal and ad hoc basis. No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each director of the Corporation has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The directors of the Corporation have adopted a formal written code of ethics and business conduct (the “Code”) in addition to compliance with applicable governmental laws, rules and regulations. The Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	avoidance of conflicts of interest with the interests of the Corporation;
•	protection and proper use of corporate assets and opportunities;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt reporting of any violations of the Code to an appropriate person or person identified in the Code; and
•	accountability for adherence to the Code.

The Code sets the minimum standards expected to be met or exceeded in all business and dealings of the Corporation and provides guidelines to help address new situations. The directors of the Corporation expect the Corporation’s employees, officers, directors and representatives to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation.

Nomination of Directors

The Board is be responsible for nominating members for election to the Board by the Corporation’s shareholders at the annual general meeting of shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual general meetings of shareholders. The Compensation and Corporate Governance Committee shall be responsible for identifying, reviewing, evaluating and recommending to the Board candidates to serve as directors of the Corporation, in accordance with its charter and consistent with the criteria set forth in the Board Mandate.

Compensation

The Compensation and Corporate Governance Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors in light of market conditions and practice and in light of risks and responsibilities.

Director Terms Limits and Other Mechanisms of Board Renewal

The Corporation does not have a retirement policy and does not discriminate based on age. Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Corporation and the industry in which it operates and could unnecessarily expose the Corporation to losing experienced and valuable talent.

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SECURITY-BASED COMPENSATION PLANS

Security-Based Compensation Plans

Purpose

Pursuant to the Omnibus Plan, the Corporation is able to issue equity-based compensation Awards in the form of Options, stock appreciation rights, Stock Awards, unrestricted shares or restricted shares, deferred share units, RSUs, performance shares, performance units, and other stock-based awards to eligible participants.

The purpose of the Omnibus Plan is to enable the Corporation and certain of its subsidiaries to obtain and retain services of the eligible participants, which is essential to the Corporation’s long-term success.

The granting of Awards under the Omnibus Plan is intended to promote the long-term financial interests and growth of the Corporation and its subsidiaries by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Corporation’s business. Moreover, the Omnibus Plan aims to align the interests of eligible participants with those of the shareholders of the Corporation through opportunities for increased equity-based ownership in the Corporation.

The maximization of shareholder value is encouraged by the granting of incentives under the Omnibus Plan. An objective of the Omnibus Plan is to reward and retain Named Executive Officers. The program is designed to reward Named Executive Officers for maximizing shareholder value in a regulatory compliant and ethical manner. Increasing the value of Subordinate Voting Shares increases the value of the stock options. This incentive closely links the interests of the officers and directors to those of shareholders of the Corporation and encourages a long-term commitment to the Corporation.

Eligibility

Eligible participants under the plan include directors, officers (including the Named Executive Officers), employees and consultants of the Corporation and its subsidiaries (the “Participants”).

Administration

The Omnibus Plan is administered by the Compensation and Corporate Governance Committee while the granting of specific Awards is authorized by the Board. The following discussion is qualified in its entirety by the text of the Omnibus Plan.

The terms and conditions attaching to the Awards are determined by Compensation and Corporate Governance Committee and will be set forth in grant agreements. The Compensation and Corporate Governance Committee has the power and discretionary authority to determine the terms and conditions of the Awards, including the individuals who will receive the Awards, the type and number of awards subject to each Award, the terms of settling the Awards, the form of consideration payable on settlement of Awards and the timing of the Awards.

Options

The exercise price of any Options shall be determined by the Compensation and Corporate Governance Committee, subject to CSE approval (if required), at the time such Options are granted. In no event shall such exercise price be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options. Subject to any vesting restrictions imposed by the CSE, the Compensation and Corporate Governance Committee may determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist. If an Option is canceled prior to its expiry date, the Corporation must post notice of the cancellation and shall not grant new Options to the same person until 30 days have elapsed from the date of cancellation.

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Change in Control

Outstanding Awards will terminate upon the effective time of a change in control (as such term is defined in the Omnibus Plan) of the Corporation. All Awards shall immediately before the effective time of such change in control, become fully exercisable, vested, or earned and vested, as the case may be, and holders of Options will be entitled to exercise such Awards.

General

Subject to adjustment provisions as provided in the Omnibus Plan, the maximum number of Subordinate Voting Shares that may be issued under the Omnibus Plan shall be equal to 10% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis. Such Awards may be made in any form permitted under the Omnibus Plan, in any combinations approved by the Compensation and Corporate Governance Committee. For the purposes of this Circular, the term “as converted to Subordinate Voting Shares basis” includes the conversion of the Proportionate Voting Shares and Multiple Voting Shares and the redemption or exchange, as applicable, on a 1:1 basis of the Units of HSCP and Class B Non-Voting Common Shares of USCo2 into Subordinate Voting Shares.

The Compensation and Corporate Governance Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Omnibus Plan shall be non-transferable except by will or by the laws of descent and distribution. Except as explicitly provided in an Award, no Participant has any rights as a shareholder with respect to Subordinate Voting Shares covered by Awards, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, RSUs) shall be exercisable, no Subordinate Voting Shares may be issued, no certificates for Subordinate Voting Shares may be delivered and no payment may be made under the Omnibus Plan except in compliance with all applicable laws.

Tax Withholding

The Corporation may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Participants will be required to pay any withholding tax obligations to the Corporation or any of its subsidiaries.

Additional information regarding the Omnibus Plan and a copy of the full Omnibus Plan are available in the management information circular of Applied Inventions Management Corp. (the name of the Corporation prior to completion of the RTO) dated October 5, 2018 in respect of the annual and special meeting held on November 6, 2018 at which the Omnibus Plan was approved, which has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares to be issued upon exercise of outstanding securities or rights under equity compensation plans of the Corporation, the weighted-average exercise price of such outstanding securities or rights and the number of Subordinate Voting Shares remaining available for future issuance under such equity compensation plans as at December 31, 2018.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column of this table
Equity compensation plans approved by security holders(1)	6,817,000	$25.00	3,864,523	(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,817,000	$25.00	3,864,523	(2)

Notes:

(1)	The Omnibus Plan is the only equity compensation plan approved by securityholders.
(2)	Based on Subordinate Voting Shares issuable under the Omnibus Plan equal to 10% of the number of issued and outstanding Subordinate Voting Shares on an “as converted” basis as at December 31, 2018, being 10,681,523, less 6,817,000 Subordinate Voting Shares issuable upon the exercise of Awards issued under the Omnibus Plan as of December 31, 2018.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Corporation or its subsidiaries since the beginning of the Corporation’s most recently completed financial year.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance to protect persons indemnified pursuant to the A&R LLC Agreement against certain expenses, liabilities or losses described in the A&R LLC Agreement whether or not the Corporation would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the provisions of the A&R LLC Agreement. For the fiscal year ended December 31, 2018, the insurance provided for a coverage limit of US$8,000,000 for claims and expenses, without a retention for each person insured under the policy when the Corporation cannot indemnify such person and with a retention of US$3,000,000 for all other claims (including securities claims) and expenses, subject to the terms and conditions of the policy, and the premiums for the insurance were US$1,520,000, which were paid in full by the Corporation.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar for the Subordinate Voting Shares, Proportionate Voting Shares and Multiple voting Shares is Odyssey Trust Company at its office at 835 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this Circular, neither the Corporation nor any director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the Corporation’s most recently completed year, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

On May 30, 2018, HSCP entered into a membership interest purchase agreement by and among NYCI Holdings, LLC (“NYCI”), New Amsterdam Distributors, LLC (“NAD”) and HSCP, pursuant to which HSCP agreed to acquire fifty percent of the outstanding membership interests in NYCANNA, LLC from NYCI in exchange for the issuance of 1,790,323 Class D Units of HSCP.  The transaction closed effective August 15, 2018 and HSCP issued those units to NYCI on the closing date.  Robert Daino, the Corporation’s Chief Operating Officer, is the beneficial owner of 10% of the outstanding equity interests in NAD.  NAD is the sole equity holder of NYCI.

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OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Circular. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY WILL BE USED TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited comparative financial statements and management’s discussion and analysis for the year ended December 31, 2018. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com or upon written request to the Corporate Secretary at 366 Madison Avenue, 11th Floor, New York, New York, 10017.

APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of the Corporation, to the auditors of the Corporation and to the Shareholders of the Corporation entitled to notice of the Meeting, have been approved by the directors of the Corporation.

DATED at New York, New York this 25th day of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Kevin P. Murphy
Chairman and Chief Executive Officer

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SCHEDULE “A”

ACREAGE HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

Adopted: November 14, 2018

1.	RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors (the “Board”) of Acreage Holdings, Inc. (the “Corporation”) in fulfilling its oversight responsibilities in relation to:

(a)	the integrity of the Corporation’s financial statements;

(b)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;

(c)	the qualifications, independence and performance of the Corporation’s auditor;

(d)	the design, implementation and maintenance of internal controls and disclosure controls; and

(e)	any additional matters delegated to the Audit Committee by the Board.

2.	MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Nomination and Governance Committee.

A majority of the members of the Audit Committee will be “independent directors” (“Independent Directors”) as defined in National Instrument 52-110 - Audit Committees, as amended from time to time (“NI 52-110”). In addition, every member of the Audit Committee will be “financially literate” as defined in NI 52-110.

3.	DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by law or delegated to the Audit Committee by the Board.

1.	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation’s relationship with the auditor. Specifically, the Audit Committee will:

(a)	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

(b)	review and approve the auditor’s engagement letter;

(c)	review the independence, experience, qualifications and performance of the auditor, including the engagement and lead partners, in recommending its appointment or reappointment, including considering whether the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;

(d)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(e)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures, including with regard to safeguarding confidential information;

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body, such as the Canadian Public Accountability Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review; and

(f)	where appropriate, terminate the auditor.

2.	Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

(a)	review a formal written statement from the auditor describing all of its relationships with the Corporation;

(b)	discuss with the auditor any relationships or services that may affect its objectivity and independence;

(c)	obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(d)	confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

3.	Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee’s responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

4.	Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Audit Committee or the auditor, such as:

(a)	the scope, planning and staffing of the audit;

(b)	the auditor’s materiality threshold for the audit;

(c)	the assessment by the auditor of significant audit risk;

(d)	any material written communications between the auditor and senior management, such as any management letter or schedule of unadjusted differences;

(e)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(f)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(g)	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation;

(h)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(i)	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance;

(j)	critical accounting policies and practices to be used by the Corporation;

(k)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(l)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with senior management and their response; and

(m)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Audit Committee.

5.	Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will review a summary of the auditor’s audit plan for each audit.

6.	Review of Audit Fees

The Audit Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of support to be provided to the auditor by the Corporation.

7.	Review of Financial Statements

The Audit Committee will review and discuss with senior management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with senior management and the auditor management’s discussion and analysis relating to the annual audited financial statements and interim financial statements. The Audit Committee will also engage the auditor to review the interim financial statements prior to the Audit Committee’s review of such financial statements.

Before recommending any financial statements to the Board for approval, the Audit Committee will satisfy itself that such financial statements, together with the other financial information included in the Corporation’s annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of the relevant date and for the relevant periods.

In conducting its review of the financial statements and related management’s discussion and analysis, the Audit Committee will:

(a)	consider the quality of, and not just the acceptability of, the accounting principles, the reasonableness of senior management’s judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

(b)	discuss any analyses prepared by senior management or the auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of any alternative treatments of financial information that have been discussed with management and the ramification of their use and the auditor’s preferred treatment;

(c)	discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

(d)	consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

(e)	discuss with senior management, the auditor and, if necessary, legal counsel, a report from senior management describing any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(f)	discuss with senior management and the auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

(g)	discuss with the auditor any special audit steps taken in light of material weaknesses in internal control;

(h)	review the results of the audit, including any reservations or qualifications in the auditor’s opinion;

(i)	discuss with the auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the auditor but were “passed” (as immaterial or otherwise), and significant disagreements with senior management;

(j)	discuss with the auditor any issues on which the Corporation’s audit team consulted the auditor’s national office; and

(k)	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

8.	Review of Other Financial Information

The Audit Committee will review:

(a)	all earnings press releases and other press releases containing financial information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(b)	all other financial statements of the Corporation that require approval by the Board before they are released to the public;

(c)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements; and

(d)	disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

9.	Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls and procedures that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies. The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

10.	Employees of the Auditor

The Audit Committee will pre-approve the hiring by the Corporation of any partners or employees or former partners or employees of the auditor.

11.	Complaints Procedure

The Audit Committee will review the procedures established by the Board for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

12.	Reporting

The Audit Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

(c)	the adequacy of the Corporation’s internal controls and disclosure controls;

(d)	its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(e)	its review of the annual and interim management’s discussion and analysis;

(f)	the quarterly management’s discussion and analysis, press release and other financial disclosure related thereto that is required to be reviewed by the Audit Committee;

(g)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;

(h)	the Corporation’s risk assessment and management policies and practices; and

(i)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

4.	MEETINGS

Subject to the Corporation’s by-laws and articles and the requirements under the Business Corporations Act (British Columbia):

1.	Scheduling

The Audit Committee will meet at least four times annually or more frequently as it determines is necessary to fulfill its responsibilities, which will be not less than four times a year. A meeting of the Audit Committee may be called by the Chair of the Audit Committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Audit Committee member or the Corporation’s auditor. Meetings will be held at a location determined by the Chair of the Audit Committee.

2.	Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3.	Agenda

The Chair of the Audit Committee will preside as Chair of each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

4.	Distribution of Information

The Chair of the Audit Committee will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5.	Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6.	Quorum

A majority of members will constitute a quorum for any meeting of the Audit Committee.

7.	Voting and Approval

At meetings of the Audit Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair of the Audit Committee will not have a second or casting vote in addition to his or her original vote.

8.	Procedures

Procedures for Audit Committee meetings will be determined by the Chair of the Audit Committee unless otherwise determined by the by-laws of the Corporation or a resolution of the Audit Committee or the Board.

9.	Transaction of Business

The powers of the Audit Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

10.	Absence of Chair

In the absence of the Chair of the Audit Committee at a meeting of the Audit Committee, the members in attendance must select one of them to act as chair of that meeting.

11.	Secretary

The Audit Committee may appoint one of its members or any other person to act as secretary.

12.	Minutes of Meetings

A person designated by the Chair of the Audit Committee at each meeting will keep minutes of the proceedings of the Audit Committee and the Chair will cause the Secretary to circulate copies of the minutes to each member on a timely basis.

5.	CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

6.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

7.	ASSESSMENT

At least annually, the Nomination and Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

8.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Nomination and Governance Committee together with any proposed amendments.

9.	ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Audit Committee may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Audit Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.

SCHEDULE “B”

AMENDMENT TO THE

ACREAGE HOLDINGS, INC.

OMNIBUS INCENTIVE PLAN

WHEREAS, Acreage Holdings, Inc. (the “Company”) sponsors the Acreage Holdings, Inc. Omnibus Incentive Plan (the “Plan”) to provide grants of equity compensation to certain eligible participants; and

WHEREAS, the Company now desires to amend the Plan to permit the grant of incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended, effective as of March 7, 2019, as follows:

1)	Section 4(b)(iv) of the Plan shall be amended to read as follows:

“(iv) determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (A) the purchase price of any Subordinate Voting Shares, (B) the method of payment for shares purchased pursuant to any Award, (C) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of Subordinate Voting Shares, (D) subject to Section 7(b), the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (E) the Performance Criteria applicable to any Award and the extent to which such Performance Criteria have been attained, (F) the time of the expiration of any Award, (G) the effect of the Participant’s Termination of Service on any of the foregoing, and (H) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator shall consider to be appropriate and not inconsistent with the terms of the Plan;”

2)	Section 5(b) of the Plan shall be amended to read as follows:

“(b) ISO Limits. The following limitations shall apply to awards of Incentive Stock Options, notwithstanding any generally applicable contrary provisions in the Plan. Any Award of Incentive Stock Options which does not comply with the provisions of this paragraph shall be deemed to be an award of Non-Qualified Stock Options to the extent of such non-compliance. (i) Subject to adjustment pursuant to Section 10 of the Plan, and also subject to the total number of the maximum number of Subordinate Voting Shares available for all Grants under this Plan, the total number of Subordinate Voting Shares that may be issued pursuant to stock options granted under the Plan that are intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Code shall be 2,000,000. (ii)To the extent that the aggregate Fair Market Value of (x) the shares of Stock with respect to Incentive Stock Options, plus (y) the shares of Stock with respect to which other Incentive Stock Options are first exercisable by a Participant during any calendar year under all plans of the Company and any Affiliate exceeds $100,000, such Incentive Stock Options shall be treated as Nonqualified Stock Options. For purposes of the preceding sentence, the Fair Market Value of the shares of Stock shall be determined as of the time the Option or other incentive stock option is granted. (iii) No Incentive Stock Options may be granted pursuant to the Plan after the day immediately prior to the tenth anniversary of the Effective Date. (iv) During a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant’s Disability, by the Participant’s guardian or legal representative. (v) No Incentive Stock Option may be granted to any non-employee of the Company or an Affiliate.”

IN WITNESS WHEREOF, the Company hereby amends the Plan.

ACREAGE HOLDINGS, INC.

(signed) “Kevin P. Murphy”

Kevin P. Murphy
Chairman and Chief Executive Officer